Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-145845 January 23, 2008

iPath Exchange Traded Notes are innovative new investment products from Barclays that seek to provide investors with a new way to access the returns of a market or strategy, less investor fees. The following are answers to questions financial professionals and individuals commonly ask about iPath Exchange Traded Notes.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

iPATH EXCHANGE TRADED NOTES (ETNs)

	Ticker Symbol	Yearly Fee*	Maturity Date
iPATH COMMODITY ETNs
iPath® Dow Jones-AIG Commodity Index Total ReturnSM ETN	DJP	0.75%	06/12/36
iPath® Dow Jones-AIG Agriculture Total Return Sub-IndexSM ETN	JJA	0.75%	10/22/37
iPath® Dow Jones-AIG Energy Total Return Sub-IndexSM ETN	JJE	0.75%	10/22/37
iPath® Dow Jones-AIG Grains Total Return Sub-IndexSM ETN	JJG	0.75%	10/22/37
iPath® Dow Jones-AIG Industrial Metals Total Return Sub-IndexSM ETN	JJM	0.75%	10/22/37
iPath® Dow Jones-AIG Livestock Total Return Sub-IndexSM ETN	COW	0.75%	10/22/37
iPath® Dow Jones-AIG Copper Total Return Sub-IndexSM ETN	JJC	0.75%	10/22/37
iPath® Dow Jones-AIG Natural Gas Total Return Sub-IndexSM ETN	GAZ	0.75%	10/22/37
iPath® Dow Jones-AIG Nickel Total Return Sub-IndexSM ETN	JJN	0.75%	10/22/37
iPath® S&P GSCI™ Total Return Index ETN	GSP	0.75%	06/12/36
iPath® S&P GSCI™ Crude Oil Total Return Index ETN	OIL	0.75%	08/14/36

iPATH EMERGING MARKET ETN
iPath® MSCI India IndexSM ETN	INP	0.89%	12/18/36

iPATH EXCHANGE RATE ETNs
iPath® EUR/USD Exchange Rate ETN	ERO	0.40%	05/14/37
iPath® GBP/USD Exchange Rate ETN	GBB	0.40%	05/14/37
iPath® JPY/USD Exchange Rate ETN	JYN	0.40%	05/14/37

iPATH STRATEGY ETN
iPath® CBOE S&P 500 BuyWrite IndexSM ETN	BWV	0.75%	05/28/37

*	The investor fee is calculated cumulatively based on the yearly fee and the performance of the underlying index or currency exchange rate and increases each day based on the level of the index or currency exchange rate on that day. Because the investor fee reduces the amount of your return at maturity or upon redemption, if the value of the underlying decreases or does not increase significantly, you may receive less than the principal amount of your investment at maturity or upon redemption. For a more complete description of how the investor fee is calculated, please see the applicable Pricing Supplement at www. iPathETN.com.

FREQUENTLY ASKED QUESTIONS

iPATH ETNs OVERVIEW

What are iPath Exchange traded Notes?

iPath Exchange Traded Notes (ETNs) are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC. They are designed to provide investors with a new way to access the returns of market benchmarks or strategies. ETNs are not equities or index funds, but they do share several characteristics. For example, like equities, they trade on an exchange and can be shorted.1 Like an index fund they are linked to the return of a benchmark index.

What are the advantages of iPath ETNs?

iPath ETNs provide investors with convenient exposure to the returns of market benchmarks, less investor fees, with easy transferability and an exchange listing. The ETN structure is designed to allow investors cost-effective exposure to investments in previously expensive or difficult-to-reach market sectors or strategies.

How are the returns of iPath ETNs calculated?

iPath ETNs are designed to provide investors a return that is linked to the performance of a market index, less investor fees.

How do I buy an iPath ETN?

The iPath ETNs currently available are listed on major exchanges and are available for purchase similar to other publicly traded securities.

How do I sell an iPath ETN?

Investors can liquidate iPath ETNs one of three ways:

•	Sell in the secondary market during trading hours.

•

Redeem a large block of securities, typically 50,000 units directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.[2] A redemption charge will apply to certain iPath ETNs.

•

Hold until maturity and receive a cash payment from the issuer, Barclays Bank PLC, equal to the principal amount of the securities times the index factor on the final valuation date minus the investor fee on the final valuation date.

Do the iPath ETNs currently available make interest payments?

No.

Do the iPath ETNs currently available make dividend distributions?

No.

Do the iPath ETNs currently available offer principal protection?

No. Investors will receive the performance of the index to which the iPath ETN is linked, less investor fees. The index may go up or down. Even if the index goes up, investors may not recover their principal once investor fees are deducted.

Are iPath ETNs rated?

No. The iPath ETNs are not rated, but rely on the ratings of their issuer, Barclays Bank PLC.

Who is the issuer?

The issuer, Barclays Bank PLC, is the principal subsidiary of Barclays PLC, a UK-based financial services group, and one of the largest financial services companies in the world. Barclays Bank PLC and its subsidiaries (the “Barclays Group”) have been involved in banking for over 300 years, and currently maintain a global presence with headquarters in London and banking operations in Europe, the USA, Africa and Asia. Barclays PLC operates in over 50 countries with more than 127,000 permanent employees and over 25 million customers. It is engaged primarily in banking, investment banking and investment management.

Barclays Bank PLC’s long-term unsecured obligations are rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., and Aa1 by Moody’s Investors Service, Inc.3 Barclays PLC has total assets of $2 trillion (as of August 2, 2007).

Who is Barclays Capital Inc.?

Barclays Capital Inc. will act as the issuer’s agent in connection with the distribution of the iPath ETNs. Barclays Capital Inc. is an affiliate of Barclays Bank PLC and is a registered U.S. broker/ dealer regulated by the SEC and FINRA.

1.	With short sales, you risk paying more for a security than you received from its sale.
2.	The issuer may from time to time in its sole discretion reduce, in part or in whole, the minimum redemption amount. Any such reduction will be applied on a consistent basis for all holders of units at the time the reduction becomes effective.
3.	Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the iPath ETNs.

What is Barclays Global Investors’ (BGI) role?

BGI’s majority-owned broker/dealer subsidiary, Barclays Global Investors Services (BGIS), will engage in the promotion of iPath ETNs to intermediaries including registered broker/dealers and registered investment advisors; and to end-users, such as mutual funds, hedge funds and insurance companies.

Do iPath ETNs have voting rights?

No. The iPath ETNs are debt securities and have no voting rights.

Are iPath ETNs registered?

Yes. The iPath ETNs are registered under the Securities Act of 1933.

Are iPath ETNs linked to commodity indexes CFTC (Commodity Futures Trading Commission) regulated?

No. iPath ETNs are debt securities issued by Barclays Bank PLC. However, futures contracts underlying the relevant market index may be regulated by the CFTC.

Where can I find additional information about iPath ETNs?

Additional information is available at www.iPathETN.com.

TRADING iPATH ETNs

Where are iPath ETNs listed?

The iPath ETNs currently available are listed on major exchanges.

When can I buy or sell iPath ETNs?

iPath ETNs can be bought or sold anytime during market hours.

Can the iPath ETNs currently available be shorted?4

Yes, on an uptick or a downtick and subject to the ability to locate shares to borrow.

Is there a minimum trade size for iPath ETNs?

No. iPath ETNs can be bought and sold at their market price on the secondary market similar to other publicly traded securities.

How can I find iPath ETNs on Bloomberg?

Information regarding iPath ETNs can be found on Bloomberg by typing the relevant ETN’s trading symbol, then the “Equity” key, then “Go.” For example, for information regarding the iPath® S&P GSCI™ Total Return Index ETN, type: GSP < Equity > < Go >.

Is a net asset value (NAV) calculated?

No. As iPath ETNs are debt securities, and not mutual funds, they will not have an NAV.

Is an intrinsic value calculated?

An intraday “indicative value” meant to approximate the intrinsic economic value of each iPath ETN is calculated and published by Bloomberg or a successor. Additionally, the daily indicative value of each iPath ETN is calculated and published at the end of each trading day at www.iPathETN.com. For a more complete description of how the daily indicative value is calculated for each iPath ETN, please see the applicable product page and Pricing Supplement at www.iPathETN.com.

Do the iPath ETNs trade at their indicative value?

The indicative value calculation is provided for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption or termination of the iPath ETNs, nor does it reflect hedging or transaction costs, credit considerations, market liquidity or bid-offer spreads. Published index levels from the sponsors of the indexes underlying the iPath ETNs may occasionally be subject to delay or postponement. Any such delays or postponements will affect the Current Index Level and therefore the indicative value of your iPath ETNs. Index levels provided by the sponsors of the indexes underlying the iPath ETNs do not necessarily reflect the depth and liquidity of the underlying relevant market. For this reason and others, the actual trading price of the iPath ETNs may be different from their indicative value.

In addition to being available for trading on an exchange, the early redemption feature allows a large block of securities, typically 50,000 units of a particular iPath ETN, to be redeemed directly to Barclays Bank PLC for the redemption value, as described in the applicable Pricing Supplement. The historical daily indicative value is published each day at www.iPathETN.com. The redemption feature is intended to induce arbitrageurs to counteract any trading of the iPath ETNs at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner.

4.	With short sales, you risk paying more for a security than you received from its sale.

FREQUENTLY ASKED QUESTIONS

TABLE 2 Differences And Similarities Between ETNs and Exchange Traded Funds (ETFs)

Both ETNs and ETFs provide investors access to the returns of various market benchmarks. However, ETNs are senior, unsecured debt securities issued by Barclays Bank PLC, whereas ETFs are typically registered investment companies and are collateralized by an underlying portfolio of securities.

	ETNs	ETFs
Liquidity	Daily on exchange	Daily on exchange

Registration	Securities Act of 1933	Investment Company Act of 1940

Recourse	Issuer credit	Portfolio of securities

Principal risk	Market and issuer risk	Market risk

Institutional size redemption	Daily to the issuer	Daily via custodian

Short sales	Yes, on an uptick or a downtick	Yes, on an uptick or a downtick

How can iPath ETNs be redeemed directly to the issuer prior to the maturity date?

Investors may redeem a large block of securities, typically at least 50,000 units of a particular iPath ETN, directly to the issuer, subject to the procedures described in the relevant prospectus. A redemption charge may apply.

What is the redemption charge?

The redemption charge is a one-time transaction charge imposed only in the case of early redemptions for certain iPath ETNs. The charge is intended to allow the issuer to recoup brokerage and other costs incurred in connection with an early redemption (although the proceeds from the charge may be more or less than such costs). Investors transacting on the secondary market will not incur a redemption charge.

If Barclays Bank PLC’s credit rating is downgraded, what happens to the indicative value?

The indicative value calculation of the iPath ETNs will not change in response to a Barclays Bank PLC credit event. However, the trading price of the iPath ETNs may be adversely impacted.

Is there a capacity constraint with respect to the iPath ETNs?

Should demand for any iPath ETN exceed the initial amount of securities issued, subsequent issuances may be made under the registration statement. The terms of the new issue—maturity date, investor fee, ticker, CUSIP—will be the same as the original issue, and it is expected that both issues would be immediately fungible.

INFORMATION FOR ADVISORS ONLY

Broker/dealers are reminded to consider FINRA Notice to Members 05-59 (September 2005) before recommending iPath ETNs to their customers.

Is a Series 3 license required to sell iPath ETNs?

No.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. The market value of the Securities may be influenced by many unpredictable factors, including, where applicable, highly volatile commodities prices, changes in supply and demand relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. Index components that track the performance of a single commodity, or index components concentrated in a single sector, are speculative and may typically exhibit higher volatility. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways.

An investment in the iPath ETNs linked to the MSCI India Total Return IndexSM may carry risks similar to a concentrated securities investment in a single region. International investments may involve risk of capital loss from unfavorable fluctuation in currency values, from differences in generally accepted accounting principles or from economic or political instability in other nations. Emerging markets involve heightened risks related to the same factors as well as increased volatility and lower trading volume. Securities focusing on a single country may be subject to higher volatility.

Subject to requirements described in the prospectus, the Securities may be redeemed with the issuer in large, institutional blocks (typically, 50,000 Securities). A redemption charge will apply.

An investment in iPath ETNs linked to the performance of a foreign currency exchange rate is subject to risks associated with fluctuations, particularly a decline, in the price of the applicable single foreign currency relative to the U.S. dollar. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign inflation rates, domestic and foreign interest rates, and global or regional economic, financial, political, regulatory, geographical or judicial events. Currency exchange rates may be extremely volatile, and exposure to a single currency can lead to significant losses.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

BGINA and its affiliates, and BCI and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

“Dow Jones®,” “AIG®,” “Dow Jones-AIG Commodity IndexSM,” “DJ-AIGCISM,” “Dow Jones-AIG Commodity Index Total ReturnSM,” “Dow Jones-AIG Agriculture Total Return Sub-IndexSM,” “Dow Jones-AIG Copper Total Return Sub-IndexSM,” “Dow Jones-AIG Energy Total Return Sub-IndexSM,” “Dow Jones-AIG Grains Total Return Sub-IndexSM,” “Dow Jones-AIG Industrial Metals Total Return Sub-IndexSM,” “Dow Jones-AIG Livestock Total Return Sub-IndexSM,” “Dow Jones-AIG Natural Gas Total Return Sub-IndexSM” and “Dow Jones-AIG Nickel Total Return Sub-IndexSM” are registered trademarks or servicemarks of Dow Jones & Company, Inc. (“Dow Jones”), and American International Group, Inc. (“AIG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones–AIG Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp. (“AIG-FP”), AIG, or any of their respective subsidiaries or affiliates and none of Dow Jones, AIG-FP, AIG, or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in such Securities.

“Standard & Poor’s®,” “S&P®,” “GSCI®,” “S&P GSCI™,” “S&P GSCI™ Index,” “S&P GSCI™ Total Return Index,” “S&P GSCI™ Crude Oil Total Return Index” and “S&P GSCI™ Commodity Index” are trademarks or service marks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC in connection with the Securities. The S&P GSCI™ Index, the S&P GSCI™ Total Return Index, the S&P GSCI™ Crude Oil Total Return Index, and S&P GSCI™ Commodity Index are not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies. The Securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. or any of its affiliates (“Standard & Poor’s”). Standard & Poor’s does not make any representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the S&P GSCI™ Index or any of its subindexes to track general commodity market performance.

The MSCI indexes are the exclusive property of Morgan Stanley Capital International Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The Pricing Supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500”, and “500” are trademarks of Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and “BuyWrite” and “CBOE” are trademarks of the Chicago Board Options Exchange, Incorporated (“CBOE”). These marks have been licensed for use by Barclays Bank PLC. The Securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s or CBOE and Standard & Poor’s and CBOE make no representation regarding the advisability of investing in the Securities.

©2008 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 6096-iP-0108 513–33AG-1/08

Not FDIC Insured    •    No Bank Guarantee    •    May Lose Value